Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2000	2001	2002	2003	2004	Six Months Ended June 30, 2005
	(In thousands, except ratio of earnings to fixed charges)
Income from continuing operations before income taxes	$5,197	$4,837	$4,132	$17,288	$43,919	$28,096
Fixed charges(1)
Interest expense	34	26	102	32	1,661	3,297
Amortization of debt issuance cost	—	—	—	—	253	379
Interest included in rental expense	230	264	365	350	425	317
Total fixed charges	$264	$290	$467	$382	$2,339	$3,993
Earnings(2)	$5,461	$5,127	$4,599	$17,670	$46,258	$32,089
Ratio of earnings to fixed charges	20.7	17.7	9.8	46.3	19.8	8.0

(1)	“Fixed charges” consist of interest expense on indebtedness, amortization of debt issuance costs and the estimated portion of rental expense deemed a reasonable approximation of this interest factor.

(2)	“Earnings” consist of income from continuing operations before income taxes plus fixed charges.